UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-24100
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Home Federal Savings Bank Employees’ Savings and Profit Sharing Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
HMN Financial, Inc.
1016 Civic Center Drive
Rochester, MN 55901

REQUIRED INFORMATION
The financial statements filed as a part of the annual report of the plan include:
1.	Audited statements of net assets available for benefits as filed under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”);

2.	Audited statements of changes in net assets available for benefits as filed under ERISA.

HOME FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN
Financial Statements
December 31, 2006 and 2005

HOME FEDERAL SAVINGS BANK EMPLOYEE
SAVINGS AND PROFIT SHARING PLAN

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KPMG
KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402
Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Home Federal Savings Bank Employee
Savings and Profit Sharing Plan:
We have audited the accompanying statements of net assets available for benefits of the Home Federal Savings Bank Employee Savings and Profit Sharing Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP

Minneapolis, Minnesota
June 28, 2007

HOME FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	December 31,
	2006	2005

Investments:
Cash and cash equivalents	$114,094	79,607
Collective trust fund	462,472	452,231
Common stock at fair market value	1,223,380	1,091,706
Mutual funds at fair market value	5,439,817	4,129,581

	7,239,763	5,753,125

Participant loans	49,389	56,612

Net assets available for benefits, at fair value	7,289,152	5,809,737

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,567	6,421

Net assets available for benefits	$7,295,719	5,816,158

See accompanying notes to financial statements.

HOME FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2006 and 2005

	2006	2005

Contributions:
Employer	$141,501	123,189
Employee	758,225	696,327
Rollover	56,874	146,746

Total contributions	956,600	966,262

Withdrawals	(284,110)	(543,976)

Investment income:
Net appreciation (depreciation) on fair market value of investments:
Mutual funds	347,298	256,599
Common stock	181,104	(132,908)
Net appreciation on contract value of collective trust fund	18,695	23,315

Total net appreciation	547,097	147,006

Interest	3,738	3,303
Dividends	266,303	166,169
Less asset management fees	(10,067)	(9,676)

Net investment income	807,071	306,802

Increase in net assets available for benefits	1,479,561	729,088

Beginning of year	5,816,158	5,087,070

End of year	$7,295,719	5,816,158

See accompanying notes to financial statements.

HOME FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(1)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Adoption of New Accounting Standard

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP requires the Plan to value the holdings of investment contracts at fair value. The FSP states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required for the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

This FSP is effective for financial statement periods ending after December 15, 2006, at which time the Plan adopted it. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

Custodian of Investments

FiServ Trust Corporation is the trustee and custodian of all Plan assets.

Plan Administration

Home Federal Savings Bank (the Company) is the administrator of the Plan. Alliance Benefit Group performs the participant accounting.

Valuation of Investments

Investments are stated at their fair market value. The Plan holds investments in guaranteed investment contracts (GICs) as part of the collective trust funds. GICs are reported at fair value. The fair values of the GICs are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. Investments in mutual funds are valued using daily net asset value calculations performed by the funds and published by the National Association of Securities Dealers. Investments in common stock are valued at the quoted market price. Participant notes are valued at cost, which approximates fair value. Dividends are recorded on the ex-dividend date and are reinvested in the respective funds.

Purchases and sales of securities are recorded on a trade date basis. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof based on average cost.

HOME FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(1)	Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Costs and Expenses

Asset management fees ranging between 38 and 85 basis points are assessed annually on average net asset values and are deducted from the individual funds. In addition, the Company paid accounting fees totaling $10,330 and $12,525 in 2006 and 2005, respectively.

(2)	Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for more complete information.

General

The Plan is a defined contribution plan, qualified under section 401(a) of the Internal Revenue Code. The Plan includes 401(k) provisions, which allow participants to direct the Company to contribute a portion of their compensation to the Plan on a pretax basis through payroll deductions. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

All Company employees who have attained the age of 18 are eligible to participate in the Plan, subject to entry dates.

Funding Policy

Participants have the ability to contribute up to 50% of their monthly compensation on a pretax basis to the Plan. Participant contributions are subject to the Internal Revenue Service maximum annual limits of $15,000 during 2006 and $14,000 during 2005. The Company matches 25% of each participant’s contribution not in excess of 8% of the participant’s annual salary. Participants over the age of 50 were allowed to contribute an additional $5,000 and $4,000 as a “catch-up” contribution during 2006 and 2005, respectively, as allowed by the tax law changes of 2001.

The Company may, in its sole discretion, contribute to the Plan an amount to be determined from year to year (the Non-Elective Contribution). Such contributions would be allocated to the accounts of participants in the ratio that each participant’s compensation for the plan year bears to the total compensation of all participants for the plan year. There were no such contributions during 2006 or 2005.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Allocations are based on participant contributions or account balances, as defined.

HOME FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(2)	Description of the Plan (Continued)

Vesting

Participants are immediately vested in their contributions and the actual earnings thereon.

Employees hired prior to January 1, 1997 are immediately vested in the employer contributions received during the plan year. Employees hired January 1, 1997 and thereafter are subject to 5-year cliff vesting for the employer matching contribution. Effective January 1, 2002, the vesting period was reduced to 3-year cliff vesting for employer matching amounts received during 2002 and thereafter. Employer matching contributions received prior to 2002 remain subject to the 5-year vesting service requirement, as applicable.

Forfeited amounts totaled $17,049 and $7,460 for 2006 and 2005, respectively, and are used to reduce future employer match obligations.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1 to 5 years, except loans used to purchase a primary residence which may have a term up to 15 years. All loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1%. Principal and interest payments must be made monthly.

Concentration of Market Risk

At December 31, 2006 and 2005, approximately 17% and 19%, respectively, of the Plan’s net assets were invested in the common stock of HMN Financial, Inc. The underlying value of the HMN Financial, Inc. Common Stock is entirely dependent upon the performance of HMN Financial, Inc. and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of HMN Financial, Inc. Common Stock in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Distributions

Upon termination of employment for any reason, the vested portion of the participant’s account balance becomes fully payable.

Participating Employers

The Company is a member of a controlled group of corporations as defined in Section 414(b) of the Internal Revenue Code. No members of the group other than the Company participated in the Plan prior to 1996.

(3)	Plan Termination

The Company, by action of its board of directors, may terminate the Plan. All participants at the time of such termination shall be 100% vested in their account balances and shall be entitled to a benefit equal to the value of their accounts as determined as of the valuation date following termination.

HOME FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(4)	Description of Investment Options

Participant contributions are invested by the Plan Trustee in accordance with participant elections, in one or more of the investment options the Plan offers in increments of 1%.

American Funds Europacific A

This fund invests in growing companies based chiefly in Europe and the Pacific Basin, ranging from small firms to large corporations. It invests primarily in common and preferred stocks, convertibles, American Depositary Receipts, European Depositary Receipts, bonds and cash. Normally, at least 80% of assets must be invested in securities of issuers domiciled in Europe or the Pacific Basin.

American Funds Growth Fund A

This fund seeks to provide long-term growth of capital through a diversified portfolio of common stocks. The fund may invest in cyclical companies, turnarounds and value situations. It invests primarily in common stocks, convertibles, preferred stocks, U.S. government securities, bonds and cash.

American Funds AMCAP Fund A

This fund seeks to provide long-term growth of capital. It invests in established growth companies of any size with records of steady, above-average earnings and a growth rate faster than that of the general market. The fund primarily invests in U.S. common stocks, as well as convertible preferred stocks and cash and equivalents.

Dodge & Cox Stock Fund

The objective of this fund is long-term growth of principal and income. The Fund invests primarily in a diversified portfolio of common stocks.

Galliard Stable Return Fund M

This fund invests in investment instruments issued by highly rated financial institutions. These instruments include guaranteed investment contracts, bank investment contracts and security-backed contracts. Safety of principal, consistency of returns with minimal volatility and liquidity for participant-initiated withdrawals are key objectives of the Fund.

T. Rowe Price Mid Cap Growth Advisors

This fund seeks capital appreciation by investing primarily in equity securities of companies with earnings that are expected to grow at an above-average rate. Current income, if considered at all, is a secondary objective.

Royce Premier

This fund seeks capital appreciation by investing primarily in stocks of small companies, as determined by either market capitalization or assets.

Strong Government Securities Fund

This fund invests primarily in high-quality bonds issued by the U.S. government or its agencies. The fund seeks total return by investing for a high level of current income with a moderate degree of share-price fluctuation.

HOME FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(4)	Description of Investment Options (Continued)

Vanguard 500 Index

This fund seeks to provide investment results that correspond to the total return performance of common stocks of companies publicly traded in the United States. The fund attempts to duplicate the composition and total return of the S&P 500 Index while keeping transaction costs low.

Vanguard Mid Cap Index

This fund seeks to provide investment results that correspond to the total return performance of common stocks of companies publicly traded in the United States. The fund attempts to duplicate that composition and total return of the S&P 400 Mid Cap Index while keeping transaction costs low.

Vanguard Wellesley

This fund seeks total return by investing in a relatively fixed combination of both stocks and bonds. In general, these funds will hold a minimum of 25% in stocks and 25% in bonds at any time.

HMN Financial, Inc. Stock – The fund invests in the common stock of HMN Financial, Inc., the Holding Company of Home Federal Savings Bank.

(5)	Investments

The following investments equal or exceed 5% of net assets available for plan benefits at December 31, 2006 and 2005:

	Fair market value
	December 31,
	2006	2005

Description

American Funds Europacific A	694,764	437,714
American Funds Growth Fund A	435,048	280,067
Dodge & Cox Stock Fund	799,309	548,556
*Galliard Stable Return Fund	469,039	458,652
Royce Premier	710,579	479,811
Strong Government Securities Fund	334,686	350,131
Vanguard 500 Index	673,071	567,257
Vanguard Mid Cap Index	801,229	729,970
Vanguard Wellesley	312,612	308,589
HMN Financial, Inc. Stock	1,223,380	1,091,706

*	At contract value

HOME FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(6)	Income Tax Status

The Internal Revenue Service (the IRS) determined and informed the Company by a letter dated May 11, 1994 that the Plan and related trust, as then designed, were in compliance with the provisions of 401(a) of the Internal Revenue Code (the IRC) and were thereby exempt from federal income taxes under Section 501(a) of the code. The Plan has been amended in its entirety since receiving this determination letter. During 1999, the Plan, as amended, was again submitted to the IRS for determination of its tax-exempt status. A favorable determination was received on March 15, 2000. The Plan was also amended during 2003 and a favorable determination letter was received on November 17, 2003; therefore, no provision for income taxes has been included in the Plan’s financial statements. The Company believes the Plan continues to qualify and operate as designed.

(7)	Party-in-Interest Transactions

The Plan engages in investment transactions involving the acquisition or disposition of HMN Financial, Inc. common stock. HMN Financial, Inc. is the holding company of Home Federal Savings Bank and is a party-in-interest. Also, certain Plan investments are shares of mutual funds managed by Alliance Benefit Group (ABG). ABG is appointed as the third-party administrator of the Plan as defined by the Basic Plan Document and is a party-in-interest. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the IRC.

HOME FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
Schedule of Assets (Held at End of Year)
December 31, 2006

	Number	Current
Description	Of Units	Value

American Funds AMCAP Fund A	17,311.111	$346,568
American Funds Europacific A	14,921.909	694,764
American Funds Growth Fund A	13,235.424	435,048
Dodge & Cox Stock Fund	5,208.581	799,309
Galliard Stable Return Fund	11,628.658	469,039
Royce Premier	40,236.633	710,579
Strong Government Securities Fund	32,399.366	334,686
T. Rowe Price Mid Cap Growth Advisors	6,242.022	331,951
Vanguard 500 Index	5,154.080	673,071
Vanguard Mid Cap Index	40,507.039	801,229
Vanguard Wellesley	14,340.005	312,612
Fidelity Advisor Daily Prime Money	55,197.200	55,197
First Trust Institutional Money Market	894.110	894
First Trust Money Market Account	58,002.840	58,003
*HMN Financial, Inc. Stock	35,450.000	1,223,380
Participant Loans (5.00% to 9.25%)	14	49,389

Total investments		$7,295,719

*	Party-in-interest
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HOME FEDERAL SAVINGS BANK EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN
Date: June 28, 2007	By:	/s/ Michael McNeil
Michael McNeil
		Title:	President,
Home Federal Savings Bank

EXHIBIT INDEX

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm